Exhibit h 5 d

NEW YORK LIFE INVESTMENT MANAGEMENT LLC	169 Lackawanna Avenue Parsippany, NJ 07054 www.mainstayfunds.com
EXPENSE LIMITATION AGREEMENT

As of March 30, 2010

Board of Trustees
MainStay Funds Trust
51 Madison Avenue
New York, NY 10010

Re:    Expense Limitation

Dear Board of Trustees:

(1)           This letter will confirm New York Life Investment Management LLC’s (“New York Life Investments”) intent that, in the event the annualized ratio of total ordinary operating expenses (excluding taxes, interest, litigation, extraordinary expenses, brokerage and other transaction expenses relating to the purchase or sale of portfolio investments and the fees and expenses of any other fund in which the Funds invest) to average daily net assets of each class of shares (the “Class”) for the series of MainStay Funds Trust listed below (the “Fund”), calculated daily in accordance with generally accepted accounting principles consistently applied, exceeds the percentage set forth below, New York Life Investments will waive a portion of the Fund’s management fees or reimburse the expenses of Class A of the Fund in the amount of such excess, consistent with the method set forth in Section (4) below.  An equivalent reduction, equal to the amount waived for Class A will also apply to other share classes of the Fund.

Fund/Class	Expense Limit

MainStay High Yield Municipal Bond Fund - Class A	0.85%

New York Life Investments authorizes the Funds and their administrator to reduce the monthly expenses of the appropriate Class of a Fund or reduce its monthly management fees to the extent necessary to effectuate the limitations stated in this Section (1), consistent with the method set forth in Section (4) below.  New York Life Investments authorizes the Fund and its administrator to request funds from us as necessary to implement the limitations stated in this Section (1).  New York Life Investments will pay to the Fund or Class any such amounts, consistent with the method set forth in Section (4) below, promptly after receipt of such request.

(2)         The expense caps set forth in this Agreement are effective from March 30, 2010 through March 31, 2011.

(3)           The foregoing expense limitations supersede any prior agreement regarding expense limitations.  Each expense limitation is a calculated on an annual, not monthly, basis, and is based on the fiscal years of the Funds.  Consequently, if the amount of expenses accrued during a month is less than an expense limitation, the following shall apply: (i) s New York Life Investments shall be reimbursed by the respective Class(es) in an amount equal to such difference, consistent with the method set forth in Section (4) below, but not in an amount in excess of any deductions and/or payments previously made during the year; and (ii) to the extent reimbursements are not made pursuant to Sub-Section (3)(i), the Class(es) shall establish a credit to be used in reducing deductions and/or payments which would otherwise be made in subsequent months of the year.  New York Life Investments may reclaim the amount of management fee waivers or expense reimbursements from the Fund or Class pursuant to this arrangement consistent with the method set forth in Section (4) below, if it does not cause the Fund or Class to exceed existing expense limitations and such action is taken during the fiscal year in which New York Life Investments incurred the expense.

(4)         Any amount of fees or expenses waived, paid or reimbursed pursuant to the terms of this Agreement shall be allocated among the Classes of shares of the Fund in accordance with the terms of the Fund’s multiple class plan pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the “18f-3 Plan”).  To this end, the benefit of any waiver or reimbursement of any management fee and any other “Fund Expense,” as such term is defined in the 18f-3 Plan, shall be allocated to all shares of the Fund based on net asset value, regardless of Class.

This Agreement shall in all cases be interpreted in a manner consistent with the requirements of Revenue Procedure 96-47, 1996-2 CB 338, and Revenue Procedure 99-40, I.R.B. 1999-46, 565 so as to avoid any possibility that a Fund is deemed to have paid a preferential dividend.  In the event of any conflict between any other term of this Agreement and this Section (4), this Section (4) shall control.

This Agreement shall be effective as of the date first written above.

NEW YORK LIFE INVESTMENT MANAGEMENT LLC

By:	/s/ Stephen P. Fisher
Name:	Stephen P. Fisher
Title:	Senior Managing Director

ACKNOWLEDGED:

MAINSTAY FUNDS TRUST

By:	/s/ Jack R. Benintende
Name:	Jack R. Benintende
Title:	Treasurer